June 28, 2010
VIA EDGAR AND COURIER
Jay Ingram
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	The GEO Group, Inc. Amendment No. 1 to Form S-4 Filed June 10, 2010 File No. 333-166525
Dear Mr. Ingram:
     On behalf of The GEO Group, Inc. (“GEO”), we hereby respond to the Staff’s comment letter, dated June 24, 2010, regarding the above referenced Amendment No. 1 to Form S-4 (“Amendment No. 1”). Please note that we are simultaneously filing Amendment No. 2 to Form S-4 (“Amendment No. 2”). Please find enclosed three copies of Amendment No. 2 marked to show changes from Amendment No. 1. The changes reflected in Amendment No. 2 include those made in response to the comments of the Staff in the comment letter and other changes that are intended to update, clarify and render the information complete. Please note that, for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided our response to each comment immediately thereafter.
Form S-4
General
1.	We note your response to comments 21 and 22 in our letter dated June 1, 2010. However, it does not appear that we have received all of the supplemental materials that we requested in these prior comments. Please advise.
     Response:
     Per telephone conversations between Hagen Ganem and the undersigned, we confirm that all of the supplemental materials requested by Comments 4, 21 and 22 of the Staff’s prior comment letter, dated June 1, 2010, have been provided to the Staff. Additionally, we hereby also confirm as follows:
•	GEO provided Barclays Capital and BofA Merrill Lynch with the same financial and operating information with respect to GEO’s business as well as Cornell’s business;

•	all of such financial and operating information provided by GEO to Barclays Capital and BofA Merrill Lynch with respect to its business as well as Cornell’s business was independently developed by GEO without reference to Cornell’s forecasts;

Jay Ingram, Legal Branch Chief
June 28, 2010

•	Cornell’s forecasts regarding Cornell’s business were provided to Barclays Capital and BofA Merrill Lynch (and ultimately also to GEO), and such forecasts differed from the financial and operating information regarding Cornell’s business that GEO had provided to both Barclays Capital and BofA Merrill Lynch; and

•	GEO discussed such differences orally with Barclays Capital and BofA Merrill Lynch but did not make changes to the financial and operating information that GEO had provided to Barclays Capital and BofA Merrill Lynch regarding Cornell’s business.
The Merger, page 30
Background of the Merger, page 31
2.	We note from the Moelis & Company presentation dated April 18, 2010, that there are three bullet points associated with the negotiations that occurred on April 2 and 9, 2010. Please provide appropriate disclosure regarding the matters described in connection with these negotiations or explain to us why you believe disclosure is not required.
     Response:
In response to the Staff’s comment, we have revised the disclosure on pages 33-34 of Amendment No. 2.
GEO Reasons for the Merger and the Recommendation of GEO’s Board of Directors Relating to the Merger, page 36
Financial Considerations, page 37
Consideration Consisting of GEO Common Stock or Cash, page 37
3.	We note your disclosure in response to comment 17 in our letter dated June 1, 2010. Your disclosure in the second bulleted paragraph under this heading suggests that there is a “requirement to have a significant portion of the merger consideration paid in shares of GEO common stock.” However, this appears inconsistent with your disclosure elsewhere, including your statement on page two under the heading “Merger Consideration,” suggesting that GEO intends to fully pay cash to all Cornell stockholders electing cash in lieu of GEO shares in exchange for their Cornell shares. Please reconcile your disclosure or advise.
     Response:
     We respectfully believe that our disclosure regarding the merger consideration is not inconsistent on this point. As we disclose throughout the Form S-4, in order to preserve the tax-deferred treatment of the transaction, no more than 20% of the shares of Cornell common stock may be exchanged for cash. Accordingly, this means that at least 80% of the aggregate merger consideration will be paid by GEO in the form of shares of GEO common stock, which we consider to constitute a “significant portion of the merger consideration.” The $100 million cash limit was a freely negotiated amount between the parties that deals solely with the settlement of up to 20% of the Cornell shares of common stock that are eligible to be settled in cash. This mechanism was designed to provide GEO with a degree of control over the maximum amount of cash it might be required to pay in the transaction. In order to resolve the Staff’s comment 17 in the June 1, 2010 letter, the parties have agreed that GEO will settle all of the shares of Cornell common stock that make cash election settlements in the form of cash, subject to the overriding 20% limitation. As a result, in no event will less than 80% of the shares of Cornell common stock be settled in exchange for GEO common stock, and any cash elections made with respect to the remaining 20% of the shares of Cornell common stock will be made in cash. In light of the Staff’s comment, however, we have revised the disclosure throughout Amendment No. 2 to provide the estimated cash payout by GEO based on the closing price of GEO’s common stock of $21.10 on May 28, 2010, the date used to calculate the estimated cash payout on the pro forma financial statements, if up to 20% of the Cornell shares of common stock elect to be settled in cash.

Jay Ingram, Legal Branch Chief
June 28, 2010

Opinions of GEO’s Financial Advisors, page 38
Summary of Barclays Capital’s Opinion, page 38
4.	Please provide a brief description of the consideration that you will pay Barclays Capital in the event the proposed merger transaction is not consummated.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 40 of Amendment No. 2 to provide a brief description of the compensation that would be paid to Barclays Capital in the event the proposed merger transaction is not consummated.
Summary of BofA Merill Lynch’s Opinion, page 40
5.	Please provide a brief description of the consideration that you will pay BofA Merrill Lynch in the event the proposed merger transaction is not consummated.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 42 of Amendment No. 2 to provide a brief description of the compensation that would be paid to BofA Merrill Lynch in the event the proposed merger transaction is not consummated.
Cornell Reasons for the Merger and the Recommendation of the Cornell Board of Directors, page 50
6.	We note your response to comment 28 in our letter dated June 1, 2010. Please explain the meaning of the term “execution risk.”
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 50 of Amendment No. 2.
Precedent Transactions Analysis, page 57
7.	Based on our review of Moelis & Company’s April 18, 2010 financial presentation, it appears that you have not referenced one of the precedent transactions that it considered as part of its analysis. Please revise or advise.
     Response:
      As described in footnote 4 to slide 25 of the April 18, 2010 presentation of Moelis & Company, the transaction between GEO and CentraCore Properties Trust (“CentraCore”) was excluded from the mean as a precedent transaction from Moelis & Company’s valuation analysis. Although the GEO/CentraCore transaction was considered as a potential precedent transaction, Moelis & Company decided to exclude it due to CentraCore’s status as a real estate investment trust (a “REIT”). This determination was based on the fact that the business of a REIT materially differs from the businesses of each of GEO and Cornell and is subject to different valuation methodologies that were inapplicable to the GEO-Cornell merger. GEO has modified the applicable disclosure to clarify that the CentraCore transaction was considered as a potential precedent transaction but was ultimately excluded from the mean due to CentraCore’s status as a REIT. In response to the Staff’s comment, we have revised the disclosure on page 58 of Amendment No. 2.

Jay Ingram, Legal Branch Chief
June 28, 2010

Other Information, page 58
8.	Please provide a brief description of the consideration that you will pay Moelis & Company in the event the proposed merger transaction is not consummated.
     Response:
     In response to the Staff’s comment, we have revised the disclosure on page 59 of Amendment No. 2 to provide a brief description of the consideration that would be paid to Moelis & Company in the event the proposed merger transaction is not consummated.
Unaudited Pro Forma Condensed Combined Financial Statements
Note 3. Preliminary Estimated Acquisition Consideration, page 112
9.	We note your response to comment 39 in our letter dated June 1, 2010. Please also disclose whether any new replacement awards will or will not be vested. In the paragraph preceding the table, you state that the fair value of the replacement awards will be included in the acquisition consideration. Please clarify the extent to which the fair value of the replacement awards would be included in the acquisition consideration. In this regard, you previously state that to the extent that the fair value of the replacement awards exceeds the fair value of the replaced awards, the excess will be expensed immediately. Refer to Refer to ASC 805-30-30-9 through 13 as well as Case A provided in ASC 805-30-55-18 and 19.
     Response:
     In response to the Staff’s comment, we have provided the additional requested disclosure and clarification on page 113 of Amendment No. 2.
10.	We note your response to comment 41 in our letter dated June 1, 2010. Please expand your table on page 114 to also show the impact that changes in the value of your common stock would have the amount of intangible assets recorded.
     Response:
     In response to the Staff’s comment, we have expanded the table on page 114 of Amendment No 2 to include the impact of changes in the value of GEO’s common stock on the amount of intangible assets recorded.
11.	You state that the table provided on page 113 is based on Cornell’s estimated shares of common stock as of May 6, 2010 and equity awards outstanding as of March 31, 2010, the latest date of public information. Please advise why you are using two different dates or revise as necessary.

Jay Ingram, Legal Branch Chief
June 28, 2010

Response:
     In response to the Staff’s comment, we have revised our disclosure on page 112 of Amendment No. 2 to clarify that the common stock and equity awards outstanding as of May 6, 2010 were as disclosed by Cornell Companies, Inc. in its first quarter 2010 Form 10-Q filed on May 7, 2010.
Note 5. Preliminary Pro Forma and Acquisition Accounting Adjustments, page 115
12.	We note your response to comments 45 and 46 in our letter dated June 1, 2010. You have not performed a detailed valuation analysis to determine the fair market values of Cornell’s assets to be acquired and liabilities to be assumed. Accordingly the pro forma financial statements do not include a final allocation of the purchase price. Your response and disclosures indicate that you have not attempted to make preliminary estimates as far as fair value adjustments to property and equipment as well as other assets and liabilities pursuant to ASC 805-20-30-1. As the purchase price allocation is preliminary and naturally subject to change, we believe that you should made a reasonable effort to reflect any fair value adjustments in your pro forma financial statements. In this regard, we note that you arrived at an estimate of the amount of purchase price to allocate to intangible assets based upon the exercise of management’s judgment based on information obtained from an analysis performed in prior merger attempts with Cornell. Please help us understand why you would not be able to also make estimates regarding fair value adjustments to property and equipment as well as other assets and liabilities based on this same information. Please tell us if you have determined which assets or liabilities could have material fair value adjustments in the final purchase price allocation.
     Response:
     In response to the Staff’s comment, we would like to clarify our view on fair market value adjustments related to our pro forma financial statements. We believe we have made preliminary estimates as far as fair value adjustments to Cornell’s assets and liabilities pursuant to ASC 805-20-30-1, including estimates with respect to both Intangible Assets and Property and Equipment. In doing so, we have made certain assumptions regarding Cornell’s assets and liabilities. As it relates to Intangible Assets, the Staff correctly notes that we arrived at an estimate of the amount of purchase price allocation based upon the exercise of management’s judgment based on information obtained from an analysis performed in prior merger attempts with Cornell. Additionally, in this amended filing, we have expanded the disclosure in note 5(B) on page 115 of Amendment No. 2. Specifically, we disclose that we have assumed Current Assets, Accounts Payable, Accrued Expenses and Accrued Payroll approximate their fair value based on their current classification and disclosure in Cornell’s public filings. Upon further consideration, management believes the only other significant item besides Intangible Assets that may have a fair value adjustment is Property and Equipment. Upon our preliminary review of Property and Equipment, for purposes of the pro forma financial statements, management has concluded that the current book value approximates fair value and that accordingly no fair value adjustment should be made at this time. This determination is based on the following: (i) Cornell has made significant recent improvements to certain facilities which have not yet been significantly depreciated, and (ii) Cornell has not reported any significant impairments of its fixed assets since the Form 10-K, including in its Quarterly Report for the period ended March 31, 2010 filed on Form 10-Q. As a result, we believe that our preliminary estimate of fair value for Property and Equipment complies with ASC 805-20-30-1 and represents a reasonable effort to reflect any fair value adjustments we believe will be required in our pro forma financial statements.
13.	Please reconcile the preliminary estimated purchase price allocation amounts disclosed on page 116 to the amounts reported on your pro forma balance sheet for the following line items:
•	Other non-current assets;

Jay Ingram, Legal Branch Chief
June 28, 2010

•	Accounts payable, accrued expenses and accrued payroll;

•	Other non-current liabilities; and

•	Debt and capital lease obligations.
For example, it is not clear why the non-current assets amount of $38,662 in your purchase price allocation would not be the same as the amount reported on your pro forma combined balance sheet, which appears to be the historical amount of $14,968 less the pro forma adjustment of $2,440.
     Response:
     In response to the Staff’s comment, we have expanded the line item disclosure on our Preliminary Estimated Purchase Price Allocation on page 116 of Amendment No. 2. In addition, we have provided a break out of the adjustments on Other Non-Current Assets and Accounts Payable, Accrued Expenses and Accrued Payroll on our Unaudited Pro Forma Condensed Balance Sheets on page 109 of Amendment No. 2 to make it easier to reconcile the balances between these two schedules.
14.	Please expand your disclosures to provide a breakdown of the other preliminary purchase price adjustments of $13,805 provided in your table on page 116. It should be clear which line items you made purchase price adjustments to as well as how you arrived at these purchase price adjustment amounts. You should discuss any significant estimates and assumptions used.
     Response:
     In response to the Staff’s comment, we have expanded the line item disclosure on our Preliminary Estimated Purchase Price Allocation on page 116 of Amendment No. 2 to clarify the adjustments made.
15.	We note your response to comment 47 in our letter dated June 1, 2010. In a similar manner to your response, please expand your note to discuss how the change in control payments will be accounted for and why they are not reflected in pro forma retained earnings.
     Response:
     In response to the Staff’s comment, we have expanded the disclosure in Note (E) on page 117 of Amendment No. 2.
16.	We note your response to comment 51 in our letter dated June 1, 2010. Please disclose the nature of the intangible assets you have preliminarily identified. As previously requested, please advise and disclose how you determined that all intangible assets should have an estimated useful life of 7 years. Refer to ASC 350-30-35-1 through 5.
     Response:
     In response to the Staff’s comment, we have expanded the disclosure in Note (M) on page 118 of Amendment No. 2. Specifically, based on our experience and the nature of Cornell’s business, we expect the intangible assets to principally relate to facility operating contracts. Additionally, given our experience with other acquisitions and the results of formal independent valuation analysis completed in connection with those acquisitions, we expect the useful life to average seven to ten years. Since we are not able to allocate the intangible assets to specific contracts due to the lack of information available at this time, we have assumed an average life based on the lower end of the expected range.

Jay Ingram, Legal Branch Chief
June 28, 2010

17.	We note your response to comment 53 in our letter dated June 1, 2010. There appears to be a typographical error in the table showing pro forma combined weighted average shares for the thirteen weeks ended April 4, 2010 on page 119. Please revise as necessary.
     Response:
     In response to the Staff’s comment, we corrected the typographical error on page 120 of Amendment No. 2.
Note 6. Selected Financial Statement Balances — All-Stock Scenario, page 120
18.	We note your response to comment 58 in our letter dated June 1, 2010. For note (vi), you state that the adjustment is partially offset by increases in interest expense related to the amortization of $1.7 million of deferred financing costs associated with the repayment of Cornell’s 10 3/4% Senior Notes due 2012 and the higher interest rate which would have been realized since the outstanding borrowings on your senior credit facility would have been greater. It is not clear where the amortization of the $1.7 million of deferred financing costs is reflected in the table on page 123 or page 119 as well as why this amortization would not impact both the cash/stock scenario and all-stock scenario. Please advise or revise as necessary.
     Response:
     In response to the Staff’s comment, we have revised our disclosure in Note (vi) on page 123 to correct the typographical error that inadvertently reported $1.7 million of deferred financing costs rather than $3.8 million. The Staff is correct that the $3.8 million of deferred financing fees associated with the committed financing of $150.0 million under the accordion feature of its Senior Credit Facility are included in both scenarios. As a result, the amortization expense associated with the deferred financing fees has been included in both scenarios. Lastly, this analysis shows the major reconciling item between the all stock and cash/stock scenarios is the additional interest expense related to the incremental debt of $82.9 million needed to fund the cash consideration in the cash/stock scenario.
Form 10-K For the fiscal year ended January 3, 2010
General
19.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings, if applicable.
     Response:
     We acknowledge the Staff’s comment. Please see our responses below to Staff Comments #20-24, as applicable.
Note 1. Summary of Business Operations and Significant Accounting Policies, page 72
Revenue Recognition, page 76
20.	We note your response to comment 65 in our letter dated June 1, 2010. Please tell us what consideration you gave to ASC 605-20-S99 in determining the appropriate accounting for revenue which is based on certain targets. Please expand your disclosures to better explain how you determine whether or not the fees are fixed and determinable. Please also disclose whether you have recorded any revenue that is at risk due to future performance contingencies, the nature of the contracts giving rise to the contingencies, and, if material, the amount of any such revenue recorded. Refer to ASC 605-20-S99.

Jay Ingram, Legal Branch Chief
June 28, 2010

     Response:
     We acknowledge the Staff’s comment. The Company follows Method 1 as described in ASC 605-20-S99 and as such does not record revenue under contracts with performance agreements until the time period lapses at which point the revenue is determinable and payable. We will revise our disclosure in future filings in the 1st paragraph of the disclosure regarding our discussion of the accounting policy on revenue recognition as follows (proposed revisions are underlined, changes from the prior response are in italics):
     Revenue Recognition
     Facility management revenues are recognized as services are provided under facility management contracts with approved government appropriations based on a net rate per day per inmate or on a fixed monthly rate. A limited number of the Company’s contracts have provisions upon which a small portion of the revenue for the contract is based on the performance of certain targets. Revenue based on the performance of certain targets is less than 2% of our consolidated annual revenues. These performance targets are based on specific criteria to be met over specific periods of time. Such criteria includes our ability to achieve certain contractual benchmarks relative to the quality of service GEO provides, non-occurrence of certain disruptive events, effectiveness of GEO’s quality control programs and GEO’s responsiveness to customer requirements and concerns. For the limited number of contracts where revenue is based on the performance of certain targets, revenue is either (i) recorded pro rata when revenue is fixed and determinable or (ii) recorded when the specified time period lapses. In many instances, the Company is a party to more than one contract with a single entity. In these instances, each contract is accounted for separately. The Company has not recorded any revenue that is at risk due to future performance contingencies.
Note 18. Income Taxes, page 108
21.	We note your response to comment 68 in our letter dated June 1, 2010. If the disallowed deduction were to be sustained on appeal, it could result in a potential tax exposure of up to $15.4 million. Due to your receipt of the proposed IRS audit adjustment for the years 2002 — 2005, you reassessed the probability of potential settlement outcomes with respect to the proposed adjustment. Based on this reassessment, you provided an additional accrual in 2009 of $4.9 million. Please help us understand how you arrived at the $4.9 million accrual amount in light of the $15.4 million potential tax exposure.
     Response:
     The $15.4 million is the maximum tax exposure should the deduction be disallowed in full. The $4.9 million additional accrual, combined with GEO’s prior accrual for this matter, represents management’s current best judgment on the exposure to GEO as a result of this matter. The accrual was arrived at by GEO management through the extensive assistance and counsel of GEO’s outside attorneys on this matter after a detailed and comprehensive analysis of several factors, including the facts of this matter, applicable legal precedent, and consideration of how analogous matters have been resolved in the past. GEO management has considered the amounts and the probabilities of the possible estimated outcomes. In accordance with ASC 740-10-30-7, the accrual was quantified considering the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Jay Ingram, Legal Branch Chief
June 28, 2010

Note 20. Condensed Consolidating Financial Information, 114
22.	We note your response to comment 69 in our letter dated June 1, 2010. Please revise your disclosures to clarify, if true, that your guarantor subsidiaries are 100% owned, rather than wholly- owned. In this regard, please note the definition of wholly-owned as set forth in Rule 1-02(aa) of Regulation S-X, which is different than being 100% owned. If your guarantor subsidiaries are not 100% owned, tell us how you comply with the financial statement requirements set forth in Rule 3-10 of Regulation S-X.
     Response:
     We acknowledge the Staff’s comment and we will revise our disclosure as shown below to clarify that our guarantor subsidiaries are 100% owned. In future filings, we will expand the disclosure in the 2nd paragraph of the disclosure as follows (proposed revisions underlined):
     21. Condensed Consolidating Financial Information
     The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:
(i)	The GEO Group, Inc., as the issuer of the 7 3/4% Senior Notes;

(ii)	The Subsidiary Guarantors, on a combined basis, which are 100% owned by the GEO Group, Inc. and which are guarantors of the 7 3/4% Senior Notes;

(iii)	The Company’s other subsidiaries, on a combined basis, which are not guarantors of the 7 3/4% Senior Notes (the “Subsidiary Non-Guarantors”);

(iv)	Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among the Company, the Subsidiary Guarantors and the Subsidiary Non-Guarantors and (b) eliminate the investments in the Company’s subsidiaries; and

(v)	The Company and its subsidiaries on a consolidated basis.
Definitive Proxy Statement on Schedule 14A Filed March 24, 2010
Executive Compensation — Compensation Discussion & Analysis, page 19
Equity Compensation, page 21
23.	We note your response to comment 74 in our letter dated June 1, 2010. Notwithstanding your response that your compensation committee determines the size and frequency of equity grants based on a subjective basis, we note that your compensation committee makes its determination “after taking into account various factors,” some of which you list in your disclosure. In future filings, please clearly explain how your compensation committee determines the appropriate amount of equity compensation to award to your named executive officers in light of the various factors you describe.
     Response:
     We acknowledge the Staff’s comment and we confirm that in future filings of our proxy statement when we have granted equity compensation awards to our named executive officers for the completed fiscal year, we will provide in the Compensation Discussion & Analysis section of our proxy statement a more detailed discussion of those factors taken into account by the compensation committee when making such awards. In addition, we will also provide a detailed discussion of the relevance of those factors to the awards granted.

Jay Ingram, Legal Branch Chief
June 28, 2010

Form 8-K filed May 11, 2010
24.	We note your response to comment 76 in our letter dated June 1, 2010. You will disclose in future filings why you believe each individual non-GAAP measure is useful to investors. Please show us in your supplemental response what the revisions will look like.
     Response:
     We acknowledge the Staff’s comment and we will revise our disclosure regarding non-GAAP measures as shown below (subject to any changes that GEO’s senior management may make from time to time based on their view of how GEO uses these non-GAAP measures):
     Pro Forma Income From Continuing Operations, Adjusted EBITDA and Adjusted Funds From Operations are non-GAAP financial measures that are presented as supplemental disclosures.
     Pro Forma Income From Continuing Operations is defined as income from continuing operations excluding start-up/transition expenses and international bid and proposal expenses. GEO believes that Pro Forma Income From Continuing Operations is useful to investors as it provides information about the performance of GEO’s overall business because such measure eliminates the effects of unusual or non-recurring charges that are not directly attributable to GEO’s underlying operating performance, it provides disclosure on the same basis as that used by GEO’s management and it provides consistency in GEO’s financial reporting and therefore continuity to investors for comparability purposes. GEO’s management uses Pro Forma Income From Continuing Operations to monitor and evaluate its operating performance and to facilitate internal and external comparisons of the historical operating performance of GEO and its business units.
     Adjusted EBITDA is defined as net income before net interest expense, income tax and depreciation and amortization, excluding discontinued operations, start-up/transition expenses and international bid and proposal expenses. GEO believes that Adjusted EBITDA is useful to investors as it provides information about the performance of GEO’s overall business because such measure eliminates the effects of unusual or non-recurring charges that are not directly attributable to GEO’s underlying operating performance, it provides disclosure on the same basis as that used by GEO’s management and it provides consistency in GEO’s financial reporting and therefore continuity to investors for comparability purposes. GEO’s management uses Adjusted EBITDA to monitor and evaluate its operating performance and to facilitate internal and external comparisons of the historical operating performance of GEO and its business units.
     Adjusted Funds From Operations is defined as income from continuing operations excluding depreciation and amortization, income taxes, stock-based compensation, maintenance capital expenditures, equity in earnings of affiliates and amortization of debt costs and other non-cash interest. GEO believes that Adjusted Funds From Operations is useful to investors as it provides information regarding cash that GEO’s operating business generates before taking into account certain cash and non-cash items that are non-operational or infrequent in nature, it provides disclosure on the same basis as that used by GEO’s management and it provides consistency in GEO’s financial reporting and therefore continuity to investors for comparability purposes. GEO’s management uses Adjusted Funds From Operations to monitor and evaluate its operating performance and to facilitate internal and external comparisons of the historical operating performance of GEO and its business units.
     A reconciliation of these non-GAAP measures to the most directly comparable GAAP measurements of these items is included in Tables [     ], [     ] and [     ], respectively.

Jay Ingram, Legal Branch Chief
June 28, 2010

     We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-755-5812.

Sincerely, AKERMAN SENTERFITT
/s/ Jose Gordo
Jose Gordo For the Firm

cc:	Securities and Exchange Commission
     Hagen Ganem, Esq., Staff Attorney
     Jeanne Baker, Assistant Chief Accountant
      Nudrat Salik, Staff Accountant

The GEO Group, Inc.
     John J. Bulfin, Esq., Senior Vice President and General Counsel

Cornell Companies, Inc.
     Cathryn L. Porter, Esq., General Counsel

Hogan Lovells US LLP
     Daniel Keating, Esq.

Akerman Senterfitt
     Stephen K. Roddenberry, Esq.
Esther L. Moreno, Esq.